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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11018940

SEC FILE NUMBER
8-48011

*KH 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH. D.C. 211

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** AND ENDING **12/31/2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rencap Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Ave.

(No. and Street)

NEW YORK,	**NEW YORK**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone **(646) 216-1733**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name - if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036-6523**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

BB 3/12

OATH OR AFFIRMATION

I, **Anthony G. Simone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Rencap Securities, Inc.**, as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None noted

Signature

Chief Executive Officer
Title

LISA KIM
Notary Public, State of New York
No. 01KI6138533
Qualified in Queens County
Commission Expires December 19, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
RenCap Securities Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RenCap Securities, Inc. at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2011

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 17,687,988
Receivables from clearing broker	645,793
Fixed assets, net	2,992,543
Due from affiliates	711,276
Deferred tax asset	2,936,670
Other assets	473,720
Total assets	$ 25,447,990
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 6,583,827
Accounts payable and accrued expenses	3,038,065
Due to affiliates	1,063,233
Total liabilities	10,685,125
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	11,549,999
Retained earnings	3,212,865
Total stockholder's equity	14,762,865
Total liabilities and stockholder's equity	$ 25,447,990

See the accompanying notes to the financial statements.

RenCap Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

RenCap Securities (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the Parent are consolidated in the financial statements of the holding company, Renaissance Holdings Management Limited ("RHML"). RHML is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian and African equity markets. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities transactions

Securities transactions and related expenses are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, *Income Taxes.* Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance on how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. The standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year.

2. Significant Accounting Policies (continued)

Stock-Based Compensation

RHML provides equity awards to certain employees of the Company. These awards are accounted for as liability awards under ASC 718, *Share-Based Payment* on the books of the Company. The value of such awards is initially determined at grant date. ASC 718 requires that the Company record an expense for liability awards at fair value each reporting period.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital. The company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At December 31, 2010, the company had net capital of $7,949,062 which was $7,699,062 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule. With respect to transactions in foreign securities the Company operates pursuant to the exemption from Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Penson Financial Services, Inc. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. At December 31, 2010 the total amount due from Penson Financial Services, Inc. was approximately $645,000. All trades unsettled at year end subsequently cleared in early 2011.

5. Fixed assets

Fixed assets at December 31, 2010 consist of the following:

Equipment	$ 915,054
Leasehold improvements	3,676,446
Computer software	74,959
Furniture and fixtures	425,603
	5,092,062
Less accumulated depreciation and amortization	2,099,519
	$ 2,992,543

6. Income Taxes

The difference between the Company's effective income tax rate and the federal statutory tax rate of 34% is primarily due to an increase in the Company's ASC 740-10 reserve as well as state and local taxes.

At December 31, 2010, the Company recorded a deferred tax asset of $4,446,974, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. The Company recorded a deferred tax liability of $1,510,304, which primarily results from a change in the accounting method (for income tax purposes only) related to its accrued bonus compensation. At December 31, 2010, the Company did not have a valuation allowance for the deferred tax assets as it is, more likely than not, that it will be fully realized.

At December 31, 2010, the Company had approximately $1,400,000 of unrecognized tax benefits.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At December 31, 2010, the Company had approximately $62,000 accrued for interest and penalties, net of tax effect, which reflects a reduction of approximately $147,000 from the amount accrued as of December 31, 2009.

The Company has determined it is reasonably possible that its total UTBs could be eliminated during 2011 as a result of its change in accounting method (for income tax purposes only).

6. Income Taxes (continued)

The Company operates primarily in the U.S. The Company's federal income tax return is currently under examination by the Internal Revenue Service for the tax year ended December 31, 2008. Tax returns filed with each jurisdiction remain open to examination under the normal three-year statute of limitations (with the exception of Federal, which is now closed for 2006 and 2007).

7. Related Party Transactions

Commission and brokerage income are earned by the Company for extending the affiliate's purchases and sales of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Related trades are executed on an agency basis. The Company is compensated on a "cost plus" method and as a result a portion of the earned commission and brokerage income is retroceded to a foreign affiliate. Included in due to affiliates on the statement of financial condition is approximately $1,003,000 related to this cost plus arrangement. Also included in dues to affiliates are costs paid on behalf of the Company by its affiliates. At December 31, 2010 this amounted to approximately $59,900.

Amounts due from affiliates generally arise from costs paid by the Company on behalf of its affiliates. At December 31, 2010, this amounted to approximately $566,000. The remaining balance of approximately $145,000 is commissions owed to the company.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under a non cancellable operating lease. Minimum future rental payments remaining under the lease as of December 31, 2010 are as follows:

	Minimum Rental
Year ending:	
2011	$ 599,625
2012	630,375
2013	645,750
2014	645,750
2015	645,750
Thereafter	1,022,438
	$ 4,189,688

8. Commitments, Contingent Liabilities and Concentration of Credit Risk (continued)

The operating lease expires in August 2017 and is subject to escalations

Pursuant to a clearing agreement with Penson Financial Services, Inc., the Company introduces all of its domestic securities transactions to its clearing broker on a fully disclosed basis. ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2010, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2010 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts. Trades during 2010 were executed on an agency basis.

The Company maintains its cash balances with one major financial institution which has elected to participate in the FDIC's Transaction Account Guarantee Program ("TAGP"). The TAGP provides 100% deposit insurance coverage for non-interest-bearing transaction accounts.

9. Fair Value Measurement

The Company values all investments in accordance with ASC 820 *"Fair Value Measurements and Disclosures"* ("ASC 820") (previously, Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"*). ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability

9. Fair Value Measurement (continued)

occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no assets or liabilities measured at fair value under ASC 820 as of December 31, 2010.

Fair Value Option

ASC 825, "*Financial Instruments*" provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been not been elected for any financial assets or liabilities.

10. Incentive Compensation Plans

Certain employees of the Company participate in the RHML's various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred cash and equity of RHML which are subject to certain vesting provisions. These awards are expensed over the vesting period.

11. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available for issuance. No significant subsequent events have been identified that would require disclosure in the notes to the statement of financial condition.

Statement of Financial Condition

RenCap Securities, Inc.
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young